UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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FORM N-17f-2

Certificate of Accounting of Securities and Similar
Investments in the Custody of
Management Investment Companies

Pursuant to Rule 17f-2 [17 C.F.R. 17f-2]

1. Investment Company Act File Number: 811- 06136				Date examination completed: April 6, 2016
2. State identification Number:
AL	AK	AZ	AR	CA	C O
CT	DE	D C	FL	GA	HI
ID	IL	IN	IA	KS	KY
LA	M E	MD	MA	MI	MN
M S	M O	MT	NE	NV	NH
NJ	N M	NY	N C	ND	OH
OK	OR	PA	RI	SC	SD
TN	TX	UT	VT	VA	WA
WV	WI	WY	PUERTO RICO
Other (specify):
3. Exact name of investment company as specified in registration statement: Homestead Funds, Inc.
4 . Address of principal executive office (number, street, city, state, zip code): 4301 Wilson Blvd., Arlington, VA 22203

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[PriceWaterhouseCoopers LLP]
Report of Independent Registered Public Accounting Firm

To the Board of Directors of Homestead Funds, Inc.:

We have examined management's assertion, included in the accompanying Management Statement Regarding Compliance with Certain Provisions of the Investment Company Act of 1940, that Homestead International Equity Fund (formally International Value Fund) (the “Fund”) complied with the requirements of subsections (b) and (c) of Rule 17f-2 under the Investment Company Act of 1940 (“the Act”) as of October 31, 2015.  Management is responsible for the Fund’s compliance with those requirements. Our responsibility is to express an opinion on management's assertion about the Fund’s compliance based on our examination.

Our examination was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included examining, on a test basis, evidence about the Fund’s compliance with those requirements and performing such other procedures as we considered necessary in the circumstances. Included among our procedures were the following tests performed as of October 31, 2015, and with respect to agreement of security purchases and sales, for the period from September 15, 2015 through October 31, 2015:

-
Confirmation of all securities of the Fund held in book entry form at State Street Bank and Trust Company (the “Custodian”) and at sub-custodians and depositories (for securities held at sub-custodians that are affiliated with the Custodian); and review of the reconciliation procedures performed by the Custodian at an omnibus level between the sub-custodian and depository records and the records of the Custodian.

-	Reconciliation of all such securities on the books and records of the Fund to the statements from the Custodian.

-
Agreement of 25 security purchases and sales or maturities for the period under examination from the books and records of the Fund to broker confirmations or the performance of alternative procedures for the confirmations not returned.

We believe that our examination provides a reasonable basis for our opinion.  Our examination does not provide a legal determination on the Fund’s compliance with specified requirements.

In our opinion, management's assertion that Homestead International Equity Fund complied with the requirements of subsections (b) and (c) of Rule 17f-2 of the Investment Company Act of 1940 as of October 31, 2015 with respect to securities reflected in the investment account of the Fund is fairly stated, in all material respects.

This report is intended solely for the information and use of management and the Board of Directors of Homestead Funds, Inc., and the Securities and Exchange Commission and is not intended to be and should not be used by anyone other than these specified parties.

[PricewaterhouseCoopers LLP (signed)]
April 6, 2016

PricewaterhouseCoopers LLP, 100 East Pratt Street, Suite 1900, Baltimore, MD 21202-1096
T: (410)783 7600, F: (410) 783 7680, www.pwc.com/us